

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 27, 2022

Oran Holtzman
Chief Executive Officer
ODDITY Tech Ltd.
8 Haharash Street
Tel Aviv-Jaffa, 6761304, Israel

> **Re: ODDITY Tech Ltd.**
> **Amendment No. 2 to Draft Registration Statement on Form F-1**
> **Submitted May 13, 2022**
> **CIK No. 0001907085**

Dear Mr. Holtzman:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form F-1, submitted May 13, 2022

Prospectus Summary, page 1

1. Please revise this section, where appropriate, to disclose, if true, that you have identified a material weakness in your internal control over financial reporting which caused you to restate your previously issued 2020 financial statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 82

2. We note your response to prior comment 2 and disagree with the analysis presented in your response. Please revise this section, where appropriate, to present your separate LTV and CAC calculations for new U.S. customers acquired during the year ended December

31, 2020. Alternatively, please remove the LTV:CAC ratio from your disclosure.

Driving Customer Acquisition, Retention, and Repeat Purchases, page 83

3.   You disclose on page 85 that "gross revenue" is a non-GAAP measure. Please revise your discussion on page 83, and throughout the filing as necessary, to precede the disclosure of your non-GAAP measures with a discussion of the comparable GAAP measure.

Non-GAAP Financial Measures, page 85

4.   We noted your revised presentation using the term "Gross Revenue" as a non-GAAP measure. Presenting a measure entitled "Gross Revenue" before discounts or other incentives that reduce revenue under US GAAP would not be appropriate. Accordingly, please revise the name of this non-GAAP measure here and throughout the filing where applicable. In this regard, you may present such a measure and call it "billings" or "bookings" if it is consistent with amounts invoiced to customers before discounts and returns.

Business
The Scarce Combination of Scale, Growth, and Profitability, page 96

5.   We note your response to prior comment 3 and revised disclosure. Please revise the "*Profitability"* bullet to disclose the identities of the companies used for the comparison. Please also revise the first sentence of the bullet to clarify, if true, that the comparison is limited to DTC businesses that are publicly-reporting companies and does not include privately-owned DTC businesses.

Management
Incentive Plans with Respect to SpoiledChild, page 133

6.   We note your response to prior comment 6 and disagree with the analysis presented in your response. Please describe the revenue thresholds and any other material terms associated with the incentive bonuses described in this section.

Digital Securities, page 147

7.   Please revise to provide a complete description of the offering process for the digital securities, including the exemption relied upon to conduct the offering. Please also provide us with your analysis as to how the offering complied with the relevant exemption.

8.   Please provide a complete description of the digital securities and the documentation establishing the terms of the securities. In your revisions, please disclose the number of securities sold and the offering price per security. Please also file the offering materials prepared in connection with the offering and used to conduct the offering as exhibits to your registration statement.

Notes to Consolidated Financial Statements
Note 3- Acquisitions, page F-16

9. Please clarify in the filing the methodology used to determine the fair value of the technology acquired in the acquisition of Voyage81 Ltd.

Note 16- Subsequent Events, page F-28

10. You state that you issued and sold digital securities in a private placement which will automatically convert into Class A ordinary shares at the closing of this offering at a conversion price equal to 80% of the initial public offering price per share. Please address the following:

    - Provide us a thorough analysis of how you intend to account for the digital securities, citing all applicable GAAP literature.
    - Clarify in the filing all of the terms of the digital securities, including the functionality of the securities. For example, clarify if the holder receives any product discounts, promotional giveaways or order priority that are not otherwise available.
    - We note your disclosure in the Capitalization and Dilution table disclosures on pages 78 and 80 as of December 31, 2021. Please tell us how you determined to present the securities in the tables. Clarify if you intend to account for the digital securities as equity securities and why.
    - Tell us how you intend to account for the conversion feature, which is at 80% of the initial public offering price.
    - Based on the disclosure in the filing, the digital securities will convert upon the initial public offering. Clarify in the filing the current and future business purpose of forming and issuing the digital securities.
    - Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your digital and/or equity security issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for digital and/or equity security issuances including stock compensation. If the value of the digital securities is not determined based on the common stock, tell us how you determined the value of the digital securities. Please discuss with the staff how to submit your response.
    - Tell us how you accounted for the costs of research and developing the tokens providing us your basis for the accounting treatment.
    - Clarify in the filing the forms of payment received for the digital securities, the amount of each form, the number of digital securities sold, and the accounting treatment for any form of payment received if other than cash, including the accounting basis.
    - Tell us if the digital securities were issued to third parties at arms' length or if they were issued to related parties. In addition, tell us your consideration of accounting for any issuance in accordance with ASC 718.
    - You state that the digital securities are redeemable, in whole or in part, at your option

       at the cash redemption price equal to the original purchase price of the digital securities. Clarify the original purchase price at which the digital securities may be redeemed.

- You state that upon conversion of the digital securities into Class A ordinary shares, the tokens previously representing such digital securities will be decommissioned. Clarify in the filing what you mean by "decommissioned" and your consideration of any accounting implications of the decommissioned digital securities. For example, if the digital securities are authorized, but none are outstanding, tell us your consideration of including that disclosure on the balance sheet and the terms of the securities in the notes to the financial statements.
- Clarify in the filing what happens to the digital securities if the IPO does not occur and how it will be accounted for.

11. We noted in Item 7 within the Part II information provided, you state "In **May 2021**, we issued and sold an aggregate of [blank] of digital securities in a private placement." As the year you issued and sold these digital securities appears to be a discrepancy, please revise accordingly. If not, please advise.

General

12. With reference to the guidance contained in Compliance and Disclosure Interpretations, Securities Act Forms, Question 101.02, we note that graphic presentations should not obscure other prospectus disclosure. Accordingly, please tell us why you believe it is appropriate to include ten pages of graphics and accompanying text in a narrative that precedes the Summary section. In addition, please refer to the above referenced Compliance and Disclosure Interpretation and revise the text so that it does not focus on only the most favorable aspects of your business.

     You may contact Sasha Parikh at 202-551-3627 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Gorsky at 202-551-7836 or Alan Campbell at 202-551-4224 with any other questions.

                               Sincerely,

                               Division of Corporation Finance
                               Office of Life Sciences

cc: Alison A. Haggerty, Esq.